UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 28, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces Appointment of Shimi Shah as Independent Director

LONDON, December 28, 2017 -- VivoPower International PLC (Nasdaq:VVPR) (“VivoPower”), a global solar power producer, is pleased to announce that Shimi Shah will join its Board of Directors today as an independent non-executive director, and will chair the audit committee of the Board, effective immediately. Shimi will also be joining the remuneration and nominating committees of the Board. In addition, Carl Weatherley-White, CEO of VivoPower, will until further notice temporarily step down from his Board directorship so that a majority of the board of directors will be comprised of Independent Directors, pursuant to Nasdaq requirements. He intends to rejoin the Board as soon as permissible under Nasdaq requirements.

Specializing in growing and scaling businesses through funding, geographical expansion and ‘preparing for the ultimate exit’, Shimi’s main focus is on start-ups and small-to-medium enterprises in Europe, the UAE and the United States. She is also involved in angel networks and advises early-stage investors on how to maximize value from their portfolios.  In recent years, she has been involved in the energy sector, having raised a $100 million off-grid energy fund, and also involved with several off-grid solar energy companies.  Shimi has also recently advised the UAE Government on their solar strategy for the country.

Shimi holds a Bachelor of Science degree in Management from King’s College, London and a Master of Philosophy in Management Studies from Queens’ College, Cambridge.  Shimi is an active member of the Young Presidents’ Organisation.

“Shimi has extensive experience working with fast growing companies, and we are excited to welcome her to VivoPower’s Board of Directors,” said Carl Weatherley-White. “We believe her strong experience will be extremely valuable as VivoPower continues to grow around the world.”

“We are delighted to have identified such an outstanding individual to further strengthen our Board’s breadth of talent and background,” said Kevin Chin, VivoPower’s Chairman. “I’m confident that Shimi is going to make an important and positive impact on our company.”

About VivoPower

VivoPower is a global solar power producer and storage company that is developing, building and operating projects on a global basis in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long-term power purchase agreements, arranging corporate and project financing, engineering, design and equipment procurement, and managing the construction and development of such solar PV projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 28, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer